

August 18, 2011

<u>Via Facsimile</u>
Keith Diakiw
Chief Executive Officer
Power Oil & Gas Inc.
104 – 1240 Kensington Road N.W.
Calgary, Alberta
Canada T2N 3P7

> **Re:** **Power Oil & Gas Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 333-137571**

Dear Mr. Diakiw:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 65

1. We note that the report of BDO Canada LLP only opines on your balance sheet as of December 31, 2010 and statements of operations and comprehensive loss, cash flows and shareholders' equity for the year then ended. Please amend the filing to include an audit report that opines on your balance sheet as of December 31, 2009 and your statements of operations and comprehensive loss, cash flows and shareholders' equity for the years ended December 31, 2009 and 2008. See Item 8-A.2 of Form 20-F which requires you to provide three years of audited financial statements.

2. In the opinion paragraph of its report, BDO Canada LLP opines that your financial statements are fairly presented in accordance with US GAAP, even though in the second paragraph of the same report it states that your management is responsible for the preparation and fair presentation of the financial statements in accordance with Canadian GAAP. Further we note that you disclose in Note 2 – Significant Accounting Policies that your financial statements are presented in accordance with Canadian GAAP. Please amend the filing to include a revised audit report of BDO Canada LLP, as well as the audit reports of the other auditors requested in the prior comment, that correctly and consistently indicate, if true, that your financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles. Otherwise, please advise us.

Statements of Operations and Comprehensive Loss, page 68

3. We see you present a line item entitled "stock-based compensation". Consistent with the staff's guidance in SAB Topic 14.F, please revise future filings, including any amendments to your Form 20-F, to present this amount in the same line or lines as cash compensation paid to the same employees - e.g., cost of sales, selling expense, general and administrative expense, research and development, etc.

Exhibit 12.1

4. We note that the identification of the certifying individual at the beginning of the Section 302 certification required by Exhibit 12 of the Form 20-F rules also includes the title of the certifying individual. In future filings, including any amendments to your Form 20-F, please revise the identification of the certifying individual at the beginning of the certification to remove the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief